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                            September 11, 2020

       Peter Leav
       Chief Executive Officer
       Greenseer Holdings Corp.
       2821 Mission College Blvd.
       Santa Clara, CA 95054

                                                        Re: Greenseer Holdings
Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
17, 2020
                                                            CIK No. 0001783317

       Dear Mr. Leav:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to comments in our September 4, 2019 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus, page 1

   1. We note you have revised the bullet-pointed financial performance highlights on page 3 to remove Net Loss Margin,
but that you continue to present Adjusted EBITDA Margin.
                                                        Please revise to either
include disclosure of Net Loss Margin with equal or greater
                                                        prominence or remove
Adjusted EBITDA Margin. Refer to Item 10(e)(1)(i)(A) of
                                                        Regulation S-K.
 Peter Leav
FirstName  LastNamePeter
Greenseer Holdings  Corp. Leav
Comapany 11,
September  NameGreenseer
               2020        Holdings Corp.
September
Page  2    11, 2020 Page 2
FirstName LastName
Risk Factors
"The COVID-19 pandemic has affected how we are operating our business", page 26

2. You state that the COVID-19 pandemic has resulted in an increased demand for your solutions in recent quarters. Please revise this risk factor to quantify the impact COVID-
         19 has had on your subscriptions and number of end-user customers. Industry and Market Data, page 78

3. We note the statement in this section that the market and industry data included in the prospectus, and estimates and beliefs based on that data, may not be reliable. Please revise your disclosure to remove any implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.
Selected Consolidated and Combined Financial and Other Data
Non-GAAP Financial Measures, page 96

4. We believe that your presentation of Billings inclusive of purchase accounting adjustments substitutes individually tailored recognition and measurement methods for those of GAAP. Please revise to remove these adjustments from your Billings measure on both the total company and segment bases. Refer to Question 100.04 of the Non-GAAP
         Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.
5. We note your response to prior comment 11. We continue to believe making purchase accounting adjustments for deferred revenue and deferred costs to your total company and segment measures substitutes individually tailored recognition and measurement methods for those of GAAP. Please revise to remove these adjustments. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of
         Regulation G.
6.       We note your response and revised disclosures related to prior comment
14. We continue
         to believe that adjusting for the expenses allocated by Intel in excess of estimated stand-
         alone costs substitutes individually tailored recognition and measurement methods for those of GAAP. Please revise to remove these adjustments. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation
         G.
7.       We note your disclosure of Adjusted operating income margin, Adjusted
EBITDA
         margin, and Adjusted net income margin. Please revise your disclosure to present the comparable GAAP margin for each non-GAAP margin measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and footnote 27 of SEC Release No.
33-8176.
8. We note that you have defined free cash flow as net cash provided by operating activities less capital expenditures. Please clarify why your measure of free cash flow also contemplates Other investment activities. Considering your inclusion of outflows related to Other investment activities, please also re-title the measure to distinguish it from free
 Peter Leav
Greenseer Holdings Corp.
September 11, 2020
Page 3
         cash flow. Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure
         Interpretations and Rule 100(b) of Regulation G.
Management's Discussion and Analysis of Results of Operations and Financial Condition
Key Operating Metrics, page 112

9. We note your response to prior comment 17 and related revised disclosures on page 111.
         However, we were unable to find disclosure of the definition of how the recurring revenue percentage is calculated. Please revise to include this definition, and consider addressing this metric within your Key Operating Metrics section here.
10. We note your disclosure that increases in Monthly Core Direct to Consumer Customers
         Average Revenue Per Customer (ARPC) are due primarily to package upsales and pricing. Please tell us how you track these two factors within the context of this metric.
         In this regard, tell us how you determine that increases in your pricing do not offset decreases in your customer purchases (e.g., purchasing fewer products or downgrading their services). To the extent you track pricing changes separately from upselling efforts, please revise to describe this and provide a discussion of fluctuations in this metric from period to period.
11.      We note the new disclosure of your metric Trailing Twelve Months
Dollar Based
         Retention Rate - Core Direct to Consumer Customers (TTM), which measures the renewal rate of your core direct to consumer customers. In response to prior comment 21, you stated that you do not separately track various drivers of revenue, including changes in revenues due to new versus existing customers. However, this metric seems to indicate that you do monitor renewals and the related revenue from renewing customers. Please revise to clarify whether you do track renewing versus new customers, and include a discussion of the fluctuations in this metric and/or your results of operations due to these factors.
12.    We note your revised definition of Core Enterprise Customers on page
113. Please revise
       to define an "end of life customer" in this context. Further, we note this metric has been declining slightly. Please revise to provide a discussion of the fluctuations in this metric from period to period. Explain whether management expects the decrease in the number of its Core Enterprise Customers and the increase in the number of its Core Direct to
FirstName LastNamePeter Leav
       Consumer Customers to continue in future periods. Also, please disclose that your
Comapany    NameGreenseer
       Fortune  100, FortuneHoldings   Corp. 2000 customers are Enterprise
customers and
                              500 and Global
       explain
September   11, how
                2020many
                     Page in
                           3 each cohort are Core Enterprise Customers.
FirstName LastName
 Peter Leav
FirstName  LastNamePeter
Greenseer Holdings  Corp. Leav
Comapany 11,
September  NameGreenseer
               2020        Holdings Corp.
September
Page  4    11, 2020 Page 4
FirstName LastName
Results of Operations, page 123

13. We note your response to prior comment 20. We continue to believe that the current presentation does not comply with the guidance in Article 11 of Regulation S-X and/or with GAAP standards. As such, please revise or provide us with a detailed analysis of how you were able to conclude that providing a pro forma presentation in compliance with Article 11 would not be materially different from the current presentation.
Notes to the Combined (Predecessor) / Consolidated (Successor) Financial Statements
Note 2: Significant Accounting Policies
Revenue Recognition, page F-9

14. We note your response and revised disclosure to prior comment 29. Please also similarly revise your disclosure on page 118 related to the impact of adoption of ASC 606.
Note 12: Employee Incentive / Benefit Plans, page F-32

15. Please revise to describe the nature of the qualifying liquidity event that would trigger the vesting requirements for your various equity-based employee plans.
16. Please revise to address how you determine the underlying fair value of the units used in determining the fair value of your equity awards using the Black-Scholes model. In this regard, you state on page F-14 that this requires significant management judgment.
17. We note the fair value of your performance-based MEPUs decreased from $55 million for the fiscal year ended December 29, 2018 to $15 million for the fiscal year ended
         December 28, 2019, but that market data used for the fair value determinations were based on information available at March 2019 and June 2019, respectively. Please tell us the reason for the significant decline in fair value of these awards.
        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig
Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Thomas Holden, Esq.